

August 4, 2014

<u>Via E-mail</u>
Diane Morefield
Executive Vice President, Chief Financial Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, IL 60606

   Re: Strategic Hotels & Resorts, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 27, 2014
      File No. 001-32223

Dear Ms. Morefield:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Sandra B. Hunter

       Sandra B. Hunter
       Staff Attorney